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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549






                              SCHEDULE 13G


        Information Statement Pursuant To Rules 13d-1 and 13d-2
               Under the Securities Exchange Act of 1934
                        (Amendment No. ______)*


                              COM21, INC.
                    -------------------------------
                            (Name of Issuer)


                              Common Stock
                    -------------------------------
                    (Title of Class of Securities)


                              205937-10-5
                    -------------------------------
                             (CUSIP Number)



Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-----------------------------     -------
CUSIP No. 205937-10-5               13G
-----------------------------     -------
---------------------------------------------------------------------
1  NAME OF REPORTING PERSONS
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   Paul Baran
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   NA
---------------------------------------------------------------------
3  SEC USE ONLY


---------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
---------------------------------------------------------------------
              5  SOLE VOTING POWER

                 600,000 - These shares are held in a Family Limited
                 partnership for which Reporting Person is the General
                 Partner.  He beneficially owns only 60,000 of these
                 shares.
              -------------------------------------------------------
              6  SHARED VOTING POWER

NUMBER OF        380,025 - These shares are held in a Revocable Trust
SHARES           in which each Trustee has the power to act
BENEFICIALLY     independently of the other.
OWNED BY EACH -------------------------------------------------------
REPORTING     7  SOLE DISPOSITIVE POWER
PERSON WITH
                 600,000
              -------------------------------------------------------
              8  SHARED DISPOSITIVE POWER

                 380,025
---------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   440,025
---------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES*

   X - See explanation in Item 5.
---------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   2.35%
---------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
---------------------------------------------------------------------

Item 1.

             (a) Name of Issuer: Com21, Inc.

             (b) Address of Issuer's Principal Executive Offices
                 750 Tasman Drive
                 Milpitas, CA  95035


Item 2.

             (a) Name of Person Filing: Paul Baran

             (b) Address of Principal Business Office or, if None,
                 Residence:
                 83 James Avenue, Atherton, CA 94027

             (c) Citizenship: United States

             (d) Title of Class of Securities: Common Stock

             (e) CUSIP Number: 205937-10-5


Item 3.	If this statement is filed pursuant to Rules 13d-1(b),or
13d-2(b), check whether the person filing is a:

             NA

             (a) [  ] Broker of dealer registered under Section 15 of
                      the Act,

             (b) [  ] Bank as defined in Section 3(a)(6) of the Act,

             (c) [  ] Insurance Company as defined in Section 3(a)(19)
                      of the Act,

             (d) [  ] Investment Company registered under Section 8 of
                      the Investment Company Act,

             (e) [  ] Investment Adviser registered under Section 203
                      of the Investment Advisers Act of 1940,

             (f) [  ] Employee Benefit Plan, Pension Fund which is
                      subject to the provisions of the Employee
                      Retirement Income Security Act of 1974 or
                      Endowment Fund; see 13d-1(b)(1)(ii)(F),

             (g) [  ] Parent Holding Company, in accordance with Rule
                      13d-1(b)(ii)(G); see Item 7,

             (h) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


Item 4.	Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

NA

             (a) Amount Beneficially Owned:

             (b) Percent of Class:

             (c) Number of shares as to which such person has:

		  (i)	sole power to vote or to direct the vote:
                        600,000
                 (ii)   shared power to vote or to direct the vote:
                        380,025
                (iii)   sole power to dispose or to direct the
                        disposition of:
                        600,000
                 (iv)   shared power to dispose or to direct the
                        disposition of:
                        380,025

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).


Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.

Instruction.  Dissolution of a group requires a response to this item.


Item 6.	Ownership of More than Five Percent on Behalf of Another
Person - NA

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.


Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company  - NA

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.


Item 8.	Identification and Classification of Members of the Group - NA

If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.


Item 9.	Notice of Dissolution of Group - NA

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.	Certification = NA

[The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):]

[By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.]


[EXHIBITS]

[A: Joint Filing Statement]  NA


                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 9, 1999
                             ------------------------------
                             Date



                             BY:  /s/ Paul Baran
                             ______________________________
                             Paul Baran, General Partner,
                             The Baran Family Limited Partnership
                             Paul Baran; Trustee;
                             Paul and Evelyn Baran Trust Agreement
                             of 23 May, 1984




30252/SA